Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

April 10, 2019

Item 3	News Release

A news release was issued through GlobeNewswire on April 10, 2019.

Item 4	Summary of Material Change

On April 10, 2019, Rogers Communications announced it invested $1.7 billion in Canada’s first-ever 5G auction to enable 5G deployment in urban, suburban and rural communities. This will bring the company’s planned total capital investment in infrastructure to $4.7 billion in 2019.

Item 5.1	Full Description of Material Change

The company invested $1.71 per MHz/POP to acquire 52 of 64 of the 600 MHz spectrum licenses available to Rogers. This includes all available blocks in Southern and Northern Ontario, Northern Quebec, Atlantic Canada, Manitoba and all three territories. This spectrum will be combined with future 3500 MHz and millimetre wave spectrum to create a 5G network across Canada.

600 MHz carries wireless data across long distances and through dense urban buildings better than higher frequency bands. This creates more consistent and higher quality coverage in both remote areas and smart cities. This coverage will benefit businesses across the country that rely on real-time data including farming, mining, manufacturing and transportation.

Rogers is partnering with Ericsson and upgrading its infrastructure to 5G ready technology. Last month, it completed its first 5G data connection trial in downtown Toronto. Through its partnership with the University of British Columbia, Rogers is building a real-world 5G hub that will be a testbed and blueprint for 5G innovation in Canada.

This material change report includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”) relating to assumptions concerning finalizing the acquisition and subsequent deployment of wireless spectrum as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including, but not limited to, the post auction distribution of the spectrum by Innovation, Science and Economic Development Canada or unanticipated subsequent operational, technological or financial challenges associated with the deployment of such spectrum that could arise. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this release is qualified by the cautionary statements herein.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact Graeme McPhail, Chief Legal and Regulatory Officer and Secretary, at 416.935.2505.

Item 9	Date of Report

April 15, 2019